Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Trip.com Group Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9961)

RECORD DATE FOR

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Please note that the record date for determining the eligibility of the holders of the ordinary shares of Trip.com Group Limited (the “Company”) with a par value of US$0.00125 each (the “Ordinary Shares”), to attend the Company’s forthcoming annual general meeting of shareholders (the “General Meeting”) will be as of close of business on Monday, June 3, 2024 (Hong Kong/ Singapore time) (the “Shares Record Date”). In order to be eligible to attend the General Meeting, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, no later than 4:30 p.m. on Monday, June 3, 2024 (Hong Kong/Singapore time). All persons who are registered holders of the Ordinary Shares on the Shares Record Date will be entitled to attend the General Meeting.

Beneficial owners of American depositary shares (the “ADSs”) issued by The Bank of New York Mellon, as depositary of the ADSs, and representing the Ordinary Shares may attend the General Meeting.

Details including the date and location of the General Meeting will be set out in the notice of General Meeting to be issued in due course.

By Order of the Board

Trip.com Group Limited

James Jianzhang Liang

Executive Chairman of the Board

Singapore, May 20, 2024

As of the date of this announcement, the board of directors of the Company comprises Mr. James Jianzhang Liang, Mr. Min Fan, Ms. Jane Jie Sun, and Mr. Junjie He as directors, and Mr. Neil Nanpeng Shen, Mr. Qi Ji, Mr. Gabriel Li, and Mr. JP Gan as independent directors.